

February 21, 2012

<u>Via E-mail</u>
Robert F. Ryan
President and Chief Executive Officer
Nuvilex, Inc.
12510 Prosperity Drive, Suite #310
Silver Spring, MD 20904

   Re: Nuvilex, Inc.
     Item 4.01 Form 8-K
     Filed February 15, 2012
     File No. 333-68008

Dear Mr. Ryan:

  We have reviewed your filing and have the following comments.

  Please respond to this letter within five business days by providing us the requested information and amending your filing or by advising us when you will provide the requested response. If you do not believe the comments apply to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01</u>

1. Please amend the report to state whether the former accountant resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "determined to change the present independent auditors".

2. Please revise the second paragraph of your filing to state whether during the two most recent fiscal years and any subsequent interim period preceding dismissal there were any disagreements with the former accountant. You should specify the subsequent interim period as the interim period through the date of dismissal which was February 9, 2012. Your current disclosure only goes through February 1, 2012.

3. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or

accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report. It appears M&K CPAS disclosed an uncertainty regarding your ability to continue as a going concern in your Form 10-Ks for the fiscal years ended April 30, 2011 and April 30, 2010. Please revise your disclosure to provide a description of the nature of their conclusion.

4. Please revise the third paragraph of your filing to specify the subsequent interim period as the interim period through the date of engagement which was February 10, 2012. Your current disclosure only goes through February 9, 2012.

5. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Vanessa Robertson, Staff Accountant, at (202) 551-3649.

Sincerely,

/s/ Joel Parker

Joel Parker
Accounting Branch Chief